SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: 1Q 2013 IMS

News Release

Aviva plc

Interim management statement for the three months to 31 March 2013

16 May 2013

Aviva plc First Quarter 2013

Interim Management Statement

Cash flow	■ Operating capital generation stable at £0.5 billion (1Q12: £0.5 billion) ■ Continued focus on improving remittance ratios
Expenses	■ Operating expenses 10% lower at £769 million1 (1Q12: £852 million) ■ Restructuring costs of £54 million in the quarter
Value of new business	■ Pro forma2 value of new business up 18% to £191 million (1Q12: £162 million) ■ Increase driven by improved profitability in UK Life and Asian growth
Combined operating ratio	■ Combined operating ratio stable at 96% (1Q12: 96%)
Balance sheet
■ IFRS net asset value3 increased 9% to 302p (FY12: 278p4)
■ Pro forma5 economic capital surplus6 £7.3 billion, 173% (FY12: £7.1 billion, 172%)
■ Internal debt reduced by £300 million
■ Sale of remaining shareholding in Delta Lloyd, and disposal of businesses in Russia and Malaysia completed
■ Cash proceeds of €608 million for the transfer of Aseval received in April

Mark Wilson, Group Chief Executive Officer, said:

``In the first quarter we have taken steps to deliver our investment thesis of cash flow and growth.

``Our operating expenses are now 10% lower and we are on track to deliver our cost savings target of £400 million.

``Our key measure of growth - value of new business - has increased by 18% driven by actions to improve profitability in UK Life and growth in our Asian business. In general insurance, our profitability was stable with a COR of 96% with a strong result in Canada.

``Net asset value has increased by 9% to 302 pence and our internal debt level has reduced by £300 million.

``Today's results demonstrate the first steps towards delivery. I am conscious of the challenges and do not want to set expectations at an unrealistic level. Progress so far has been satisfactory and there is a great deal more we need to do for our shareholders."

1. Operating expenses excludes integration and restructuring costs and US Life. Total expense base including integration and restructuring costs and US Life business is 9% lower at £887 million (1Q 12: £980  million).

2. Pro forma basis excludes US Life, Aseval, Russia, Malaysia, Sri Lanka, Ark Life, Czech Republic, Hungary and Romania Life.

3. The pro forma IFRS net asset value reflects the proceeds of the Aseval transaction with Bankia and the sale of our business in Malaysia.

4. The FY12 IFRS NAV of 278p excludes the proceeds of the Aseval transaction with Bankia and the sale of our business in Malaysia.

5. The pro forma economic capital surplus includes the impact of the US Life, Malaysia and Aseval transactions and an increase in pension scheme risk allowance from five to ten years of stressed contributions.

6. The economic capital surplus represents an estimated position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

Key financial metrics

Operating capital generation

	3 months 2013 £bn	3 months 2012 £bn
United Kingdom & Ireland Life	0.1	0.2
United Kingdom & Ireland General Insurance	0.1	0.1
Europe	0.1	0.1
Canada	0.1	0.1
Asia and Other	0.1	-
Group operating capital generated	0.5	0.5

Total expenses

	3 months 2013 £m	3 months 2012 £m	Sterling % change on 3M12
United Kingdom & Ireland Life	171	192	(11)%
United Kingdom & Ireland General Insurance	207	221	(6)%
Europe	173	181	(4)%
Canada	97	95	2%
Asia	21	26	(19)%
Aviva Investors	65	73	(11)%
Central costs	35	64	(45)%
Group operating cost base (continuing operations)	769	852	(10)%
Integration and restructuring costs	54	48	13%
United States	64	80	(20)%
Total expense base	887	980	(9)%

Value of new business (pro forma - continuing operations)

	3 months 2013 £m	3 months 2012 £m	Sterling % change on 3M12
United Kingdom	108	81	33%
Ireland1	(1)	(2)	50%
France	39	35	11%
Spain2	3	9	(67)%
Italy	4	9	(56)%
Poland	10	10	-
Turkey	10	6	67%
Asia3	18	14	29%
Group value of new business	191	162	18%

General insurance combined operating ratio

	3 months 2013	3 months 2012
United Kingdom	98%	97%
Ireland	108%	104%
France	91%	91%
Canada	93%	95%
Italy	96%	101%
Group combined operating ratio	96%	96%

Capital position

	31 March 2013	31 December 2012
Estimated economic capital surplus4	£6.3bn	£5.3bn
Pro forma estimated economic capital surplus5	£7.3bn	£7.1bn
Estimated IGD solvency surplus	£3.8bn	£3.8bn
IFRS net asset value per share	295p	278p
Pro forma IFRS net asset value per share6	302p	285p
MCEV net asset value per share7	450p	422p

1. Pro forma Ireland excludes Ark Life.

2. Pro forma Spain excludes Aseval.

3. Pro forma Asia excludes Malaysia and Sri Lanka.

4. The economic capital surplus represents an estimated position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties .

5. The pro forma economic capital surplus includes the impact of the US Life, Malaysia and Aseval disposals and an increase in pension scheme risk allowance from five to ten years of stressed contributions.

6. The pro forma IFRS net asset value reflects the proceeds of the Aseval transaction with Bankia and the sale of our business in Malaysia.

7. Following the announced disposal of US Life, it is no longer being managed on a MCEV basis and it is no longer covered business.

Group Chief Executive Officer's report

Overview

In March, I set out Aviva's investment thesis. This thesis is about delivering cash flow and growth, in that order. My intention is that Aviva will have a robust balance sheet, with strong and predictable cash flows, diversified earnings and capital, and lower leverage.

We are managing the business by focusing on five metrics: cash flow, IFRS operating profit, expenses, value of new business and combined operating ratio. While it is very early days in delivery, in the first quarter of 2013 we have seen positive trends across these metrics.

Cash flow • OCG stable at £0.5 billion

We are managing our businesses in established markets to improve cash flows to Group. Operating capital generation (OCG) is a precursor to cash, being an indicator of the capacity to remit cash to Group. We are focused on improving the remittance ratios from OCG to dividends going forward.

In the first quarter, we generated £0.5 billion of OCG (1Q12: £0.5 billion). In UK and Ireland Life and General Insurance, OCG remained broadly stable at £0.2 billion (excluding the benefit of a one-off reinsurance transaction in 1Q12). OCG for the quarter remained level in both Europe and Canada.

Expenses • Operating expenses 10% lower at £769 million1 • Restructuring costs of £54 million in Q1

Reducing our expense base is a prerequisite to deliver our investment thesis and improve competitiveness. In the first quarter we reduced the Group's expenses by 10%, or £83 million, compared to the first quarter 2012.

We are taking the necessary actions to reduce expenses. As previously announced, over the next six months there will be a reduction of approximately 2,000 roles across the Group, equating to 6% of the global workforce. While I realise this is very difficult for our employees, this decision - together with non-people savings - will help us achieve our cost savings target. This is essential for Aviva to become more efficient and agile. I expect Aviva to move through this phase of its transformation as quickly as possible.

Restructuring costs in the quarter were £54 million and this quarterly number will increase during 2013 as a result of the ongoing redundancy and restructuring programme. In future years we will ensure we have more modest restructuring costs.

Value of new business • Pro forma2 VNB up 18% to £191 million

Our key measure of growth, the value of life new business (VNB), is a good proxy for future cash flows. In the first quarter, pro forma2 VNB increased by 18% to £191 million (1Q12: £162 million2). We have made limited progress in refocusing a number of our businesses to grow new business value. There is much to do to implement VNB actions across the Group and achieve consistent growth levels while minimising capital usage.

In the developed markets of UK and France we achieved solid VNB growth. In UK Life the value of new business increased by 33%, or £27 million, to £108 million (1Q12: £81 million). The UK result was positively impacted by actions on pricing and expenses. In France the value of new business improved by 11%, or £4 million, due to a strong performance from AFER, and our protection business which provides better margins.

In the growth markets of Turkey and Asia we increased VNB by 67% and 29%3 respectively. These results reflect actions we took on product pricing and product mix. In particular Singapore and China delivered strong increases in the value of new business.

Our VNB performance in several other markets was disappointing and there is clear scope for improvement. In Spain4 and Italy the value of new business fell to £3 million and £4 million respectively (1Q12: £9 million and £9 million) partly due to a reduction in the euro risk-free rate used to calculate VNB and partly due to mix and product issues. We are continuing to take action in these markets by improving pricing and managing guarantees, which is impacting volumes. We have also taken action to improve product mix and reduce expenses. In Poland, VNB was flat at £10 million.

1. Excludes integration and restructuring costs and US Life business. Total expense base including integration and restructuring costs and US Life business is 9% lower at £887 million (1Q 12: £980 million).

2. Pro forma basis excludes US Life, Aseval, Russia, Malaysia, Sri Lanka, Ark Life, Czech Republic, Hungary and Romania Life.

3. Pro forma Asia excludes Malaysia and Sri Lanka.

4. Pro forma Spain excludes Aseval.

Combined operating ratio • COR stable at 96%

In general insurance the combined operating ratio in the first quarter was stable at 96% (1Q12: 96%). In the UK, the combined operating ratio was 98% (1Q12: 97%), this is in line with FY12 and represents a satisfactory result in a winter quarter. Our performance in Ireland is unsatisfactory with a combined operating ratio of 108% (1Q12: 104%) and remains work in progress. We are taking a number of actions in Ireland, including substantial cost reduction and leveraging the scale and underwriting expertise of our UK business.

In Canada, our combined operating ratio improved to 93% (1Q12: 95%). A clear differentiator for us in Canada is our pricing sophistication through the use of predictive analysis and our risk selection capability. In France, our general insurance business continued to perform well, delivering a combined operating ratio of 91% (1Q12: 91%).

Balance sheet strength • Pro forma IFRS NAV1 9% higher at 302p • Pro forma economic capital surplus3 £7.3 billion • Internal debt reduced by £300 million

IFRS net asset value1 per share increased 9% to 302p (FY12: 278p2). This increase reflects operating profit in the quarter and favourable investment variances. The IFRS net asset value also includes the benefits of the Aseval transaction and the sale of our Malaysian business, both completed in April.

Maintaining an economic capital surplus ratio within a target range (160% - 175%) is an important priority. On a pro forma3 basis the estimated economic capital surplus was £7.3 billion, 173%, (FY12: £7.1 billion, 172%).

Reducing leverage is a key priority of the Group. In line with our aim to reduce internal leverage by £600 million over the next three years, we have reduced the balance by £300 million.

Simplicity

In January, we sold our remaining shareholding in Delta Lloyd for £353 million. The sale of the Malaysia business completed for a consideration of £152 million and we completed the sale of our business in Russia. In April, we received the proceeds from the agreement to transfer Aseval to Bankia in Spain for €608 million.

Outlook

Aviva is a turnaround story and these results demonstrate early steps in delivering our investment thesis - cash flow and growth. I am conscious of the challenges and do not want to set expectations at an unrealistic level. Progress so far has been satisfactory and there is a great deal more we need to do for our shareholders.

1. The pro forma IFRS net asset value reflects the proceeds of the Aseval transaction with Bankia and the sale of our business in Malaysia.

2. The FY12 IFRS NAV of 278p excludes the proceeds of the Aseval transaction with Bankia and the sale of our business in Malaysia.

3. The pro forma economic capital surplus includes the impact of the US Life, Malaysia and Aseval disposals and an increase in pension scheme risk allowance from five to ten years of stressed contributions.

Notes to editors
All comparators are for the three months to 31 March 2012 unless otherwise stated.

Income and expenses of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 31 March 2013. The average rates employed in this announcement are 1 euro = £0.85 (3 months to 31 March 2012: 1 euro = £0.83) and US$1 = £0.64 (3 months to 31 March 2012: US$1 = £0.64).

Growth rates in the press release have been provided in sterling terms unless stated otherwise. The following supplement present this information on both a sterling and local currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the presentation include, but are not limited to: the impact of ongoing difficult conditions in the global financial markets and the economy generally; the impact of various local political, regulatory and economic conditions; market developments and government actions regarding the sovereign debt crisis in Europe; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; a cyclical downturn of the insurance industry; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; the impact of catastrophic events on our business activities and results of operations; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries. For a more detailed description of these risks, uncertainties and other factors, please see Item 3d, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report Form 20-F as filed with the SEC on 25 March 2013. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings
Mark Wilson +44 (0)20 7662 2286 Pat Regan +44 (0)20 7662 2228 David Elliot +44 (0)207 662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sarah Swailes +44 (0)20 7662 6700	Real time media conference call: 0730 hrs Analyst conference call: 0930 hrs Tel: +44 (0)20 3147 4971 Conference ID: 875473

Statistical Supplement

1.   Trend analysis of VNB (continuing) - cumulative

2.   Trend analysis of VNB (continuing) - discrete

3.   Trend analysis of PVNBP (continuing) - cumulative

4.   Trend analysis of PVNBP (continuing) - discrete

5.   Trend analysis of general insurance and health net written premiums - cumulative

6.   Trend analysis of general insurance and health net written premiums - discrete

1 - Trend analysis of VNB (continuing) - cumulative

							Growth on 1Q12
	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	Sterling %	Local Currency %
United Kingdom	81	182	288	420	108	33%	33%
Ireland	(2)	(6)	(11)	(8)	(1)	50%	50%
United Kingdom & Ireland	79	176	277	412	107	35%	35%
France	35	62	84	119	39	11%	8%
Spain	14	21	32	56	5	(64)%	(64)%
Italy	9	14	19	29	4	(56)%	(56)%
Poland	10	18	23	35	10	-	-
Turkey	6	13	20	30	10	67%	67%
Asia	16	37	54	63	20	25%	18%
Other business1	-	2	2	2	1	100%	100%
Total value of new business	169	343	511	746	196	16%	15%
Effect of disposals2	(7)				(5)
Pro forma value of new business	162				191	18%

1. Other business represents the results of Russia and Aviva Investors Pooled Pensions and the results of Czech Republic, Hungary and Romania Life up to the date of disposal in July 2012.

2. Pro forma value of new business excludes US Life, Aseval, Russia, Malaysia, Sri Lanka, Ark Life, Czech Republic, Hungary and Romania Life. The pro forma has been adjusted for Q1 2012 and Q1 2013 only.

2 - Trend analysis of VNB (continuing) - discrete

							Growth on 4Q12
	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 YTD £m	Sterling %	Local Currency %
United Kingdom	81	101	106	132	108	(18)%	(18)%
Ireland	(2)	(4)	(5)	3	(1)	(133)%	(133)%
United Kingdom & Ireland	79	97	101	135	107	(21)%	(21)%
France	35	27	22	35	39	11%	8%
Spain	14	7	11	24	5	(79)%	(80)%
Italy	9	5	5	10	4	(60)%	(60)%
Poland	10	8	5	12	10	(17)%	(9)%
Turkey	6	7	7	10	10	-	-
Asia	16	21	17	9	20	122%	122%
Other business1	-	2	-	-	1	100%	100%
Total value of new business	169	174	168	235	196	(17)%	(17)%

1. Other business represents the results of Russia and Aviva Investors Pooled Pensions and the results of Czech Republic, Hungary and Romania Life up to the date of disposal in July 2012.

3 - Trend analysis of PVNBP (continuing operations1) - cumulative

							Growth on 1Q12
Present value of new business premiums2	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	Sterling %	Local Currency %
Life and pensions business
United Kingdom	2,430	5,387	8,002	10,410	2,336	(4)%	(4)%
Ireland	199	342	469	632	117	(41)%	(42)%
United Kingdom & Ireland	2,629	5,729	8,471	11,042	2,453	(7)%	(7)%
France	1,092	1,944	2,671	3,638	1,245	14%	12%
Spain	402	705	934	1,295	375	(7)%	(8)%
Italy	673	1,259	1,603	1,971	614	(9)%	(10)%
Poland	107	201	274	373	123	15%	11%
Turkey	68	141	212	312	135	99%	96%
Other business3	69	138	211	250	24	(65)%	(65)%
China	89	161	226	286	81	(9)%	(11)%
Hong Kong	27	63	103	122	14	(48)%	(48)%
India	36	56	70	81	36	-	6%
Singapore	126	309	496	688	203	61%	56%
South Korea	127	235	351	435	115	(9)%	(14)%
Other Asia	37	89	121	153	39	5%	5%
Asia	442	913	1,367	1,765	488	10%	8%
Total life and pensions	5,482	11,030	15,743	20,646	5,457	-	(1)%
Investment sales4	949	1,934	3,400	4,586	1,134	19%	18%
Total long-term saving sales	6,431	12,964	19,143	25,232	6,591	2%	1%

1. Following the announced disposal of US Life, it is no longer being managed on a MCEV basis and it is no longer included in covered business.

2. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3. Other business represents the results of Russia and Aviva Investors Pooled Pensions and the results of the Czech Republic, Hungary and Romania Life up to the date of disposal in July 2012.

4. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

4 - Trend analysis of PVNBP (continuing operations1) - discrete

							Growth on 4Q12
Present value of new business premiums2	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	Sterling %	Local Currency %
Life and pensions business
United Kingdom	2,430	2,957	2,615	2,408	2,336	(3)%	(3)%
Ireland	199	143	127	163	117	(28)%	(30)%
United Kingdom & Ireland	2,629	3,100	2,742	2,571	2,453	(5)%	(5)%
France	1,092	852	727	967	1,245	29%	27%
Spain	402	303	229	361	375	4%	2%
Italy	673	586	344	368	614	67%	64%
Poland	107	94	73	99	123	24%	21%
Turkey	68	73	71	100	135	35%	32%
Other business3	69	69	73	39	24	(38)%	(38)%
China	89	72	65	60	81	35%	33%
Hong Kong	27	36	40	19	14	(26)%	(26)%
India	36	20	14	11	36	227%	260%
Singapore	126	183	187	192	203	6%	3%
South Korea	127	108	116	84	115	37%	31%
Other Asia	37	52	32	32	39	22%	22%
Asia	442	471	454	398	488	23%	20%
Total life and pensions	5,482	5,548	4,713	4,903	5,457	11%	10%
Investment sales4	949	985	1,466	1,186	1,134	(4)%	(5)%
Total long-term saving sales	6,431	6,533	6,179	6,089	6,591	8%	7%

1. Following the announced disposal of US Life, it is no longer being managed on a MCEV basis and it is no longer included in covered business.

2. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3. Other business represents the results of Russia and Aviva Investors Pooled Pensions and the results of the Czech Republic, Hungary and Romania Life up to the date of disposal in July 2012.

4. Investment sales are calculated as new single premium plus the annualised value of new regular premiums.

5 - Trend analysis of general insurance and health net written premiums - cumulative

							Growth on 1Q12
	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	Sterling %	Local currency %
General insurance - continuing operations
United Kingdom	974	2,087	3,091	4,062	923	(5)%	(5)%
Ireland	82	174	252	326	71	(13)%	(13)%
United Kingdom and Ireland	1,056	2,261	3,343	4,388	994	(6)%	(6)%
France	285	458	609	784	312	9%	8%
Canada	454	1,081	1,635	2,176	470	4%	4%
Poland, Italy and Other1	165	322	426	578	143	(13)%	(14)%
Asia	6	8	17	22	3	(50)%	(50)%
	1,966	4,130	6,030	7,948	1,922	(2)%	(3)%
Health insurance - continuing operations
United Kingdom	120	255	389	528	138	15%	15%
Ireland	40	57	76	102	36	(10)%	(12)%
United Kingdom and Ireland	160	312	465	630	174	9%	8%
France	83	123	161	218	89	7%	6%
Asia	27	50	79	98	35	30%	25%
	270	485	705	946	298	10%	9%
Total	2,236	4,615	6,735	8,894	2,220	(1)%	(1)%

1. Other represents the results of Turkey and Group Reinsurance.

6 - Trend analysis of general insurance and health net written premiums - discrete

							Growth on 4Q12
	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	Sterling %	Local currency %
General insurance - continuing operations
United Kingdom	974	1,113	1,004	971	923	(5)%	(5)%
Ireland	82	92	78	74	71	(4)%	(7)%
United Kingdom and Ireland	1,056	1,205	1,082	1,045	994	(5)%	(5)%
France	285	173	151	175	312	78%	70%
Canada	454	627	554	541	470	(13)%	(14)%
Poland, Italy and Other1	165	157	104	152	143	(6)%	(9)%
Asia	6	2	9	5	3	(40)%	(40)%
	1,966	2,164	1,900	1,918	1,922	-	(1)%
Health insurance - continuing operations
United Kingdom	120	135	134	139	138	(1)%	(1)%
Ireland	40	17	19	26	36	38%	33%
United Kingdom and Ireland	160	152	153	165	174	5%	5%
France	83	40	38	57	89	56%	51%
Asia	27	23	29	19	35	84%	75%
	270	215	220	241	298	24%	22%
Total	2,236	2,379	2,120	2,159	2,220	3%	2%

1. Other represents the results of Turkey and Group Reinsurance.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 16 May, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary